UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended         December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 333-86012

PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

(Full title of the plan)

AMERISOURCEBERGEN CORPORATION

(Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Chesterbrook, PA	19087-5594
(Address of principal executive offices of issuer of securities)	(Zip code)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

PharMerica, Inc. 401(k) Profit Sharing Plan

As of December 31, 2002 and 2001 and for the year ended December 31, 2002 with Report of Independent Auditors

PharMerica, Inc. 401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001 and for the year ended December 31, 2002

Contents

Report of Independent Auditors	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	10

Signature	11

Independent Auditors’ Consent—Exhibit 23	12

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Exhibit 99.1	13

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Exhibit 99.2	14

Report of Independent Auditors

The Trustees

PharMerica, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the PharMerica, Inc. 401(k) Profit Sharing Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

June 25, 2003

Philadelphia, Pennsylvania

PharMerica, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Cash	$–	$58

Investments, at fair value	44,225,920	47,638,409

Receivables:
Participant contributions	–	266,603
Employer contributions	–	29,655
Accrued interest and dividends	–	34,154

Total receivables	–	330,412

Total assets	44,225,920	47,968,879

Liabilities
Contributions refundable	384,045	454,450

Net assets available for benefits	$43,841,875	$47,514,429

See accompanying notes.

PharMerica, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Investment income:
Interest	$154,991
Dividends	844,144

999,135
Contributions:
Participant	6,156,255
Employer	746,642
Rollover	95,822

6,998,719

Total additions	7,997,854

Deductions:
Net depreciation in fair value of investments	6,906,917
Benefits paid to participants	4,746,378
Administrative expenses	17,113

Total deductions	11,670,408

Net decrease	(3,672,554)
Net assets available for benefits:
Beginning of year	47,514,429

End of year	$43,841,875

See accompanying notes.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2002

1. Plan Description and Significant Accounting Policies

The following description of the PharMerica, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General

The Plan is sponsored by PharMerica, Inc. (the Company) and is intended to qualify as a salary reduction plan under Section 401(k) and as a qualified defined contribution plan under Section 401(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All eligible employees of the Company, as defined, may elect to participate in the Plan, provided that such employees are not persons covered under a collective bargaining agreement and only upon completion of 90 days of service.

The Plan trustees, record keepers and asset custodians were Fidelity Management Trust Company (Fidelity) for the period July 1, 2002 through December 31, 2002 and Merrill Lynch Trust Company (Merrill Lynch) through June 30, 2002 (collectively the trustees).

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

1. Plan Description and Significant Accounting Policies (continued)

Funding Policy

Participants are entitled to defer 1% to 15% of their pretax compensation, as defined in the Plan, through contributions to the Plan subject to the limitations of the Internal Revenue Code. Participants are not allowed to make any other contributions to the Plan except for rollover contributions from other retirement plans.

Effective January 1, 2001, the Company contributes $0.25 for each $1.00 invested by the participant up to the first 4% of the participant’s contribution but not exceeding 1% of the participant’s compensation, as defined.

Contributions from participants are recorded when payroll deductions are made. Company contributions accrue to the Plan at the payroll deduction dates. Such amounts are remitted biweekly to the trustees for investment based on the investment options designated by the Plan’s participants.

Vesting

Participants immediately vest in their own contributions plus actual earnings and losses thereon.

Effective January 1, 2001, the Company implemented a cliff vesting scale. Employees who had completed at least three years of service, as defined, prior to January 1, 2001 became fully vested in the employer contributions plus actual earnings and losses thereon. For participants with less than three years of service, as defined, prior to January 1, 2001, participants vest in the employer contributions plus actual earnings and losses thereon over a period of five years. A Plan year during which an employee works at least 1,000 hours is counted as one year of vesting service. In the event of death or total or permanent disability of the participant or termination of the Plan, participants become fully vested in the employer contributions plus actual earnings and losses thereon.

If a participant separates from service before vesting, the portion of the account attributable to employer contributions plus actual earnings and losses thereon is not forfeited until the participant incurs a five-year break in service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

1. Plan Description and Significant Accounting Policies (continued)

Investments

Upon enrollment, a participant may direct participant and employer contributions to any of the Plan’s fund options. Participants have direct, daily access to investment and account information (including change of investment direction, fund transfers and deferral percentage) through the Fidelity netBenefits website.

Investments in mutual funds, collective trust funds, and common stock are stated at fair value based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investment transactions are recorded on a trade-date basis.

Participants may borrow against their interest in the Plan up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The term of the loan may not exceed five years unless it qualifies as a home loan. Participant loans are collateralized by the vested balance in the participant’s account and bear interest at a rate based on quotes received from a financial institution as chosen by the advisory committee. Foreclosure on defaulted participant loans does not occur until a distributable event, as defined, occurs. At December 31, 2002, participant loans are shown as separate investments of the Plan, with interest rates ranging from 5.75% to 10.5%, and are valued at their outstanding balances, which approximate fair value.

Other Liabilities

As of December 31, 2002 and 2001, the Plan was liable to refund excess employee contributions and earnings and matching contributions and earnings of several highly compensated employees in order to pass the Average Deferral Percentage test. The distributions totaled $384,045 and $454,450 at December 31, 2002 and 2001, respectively.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

1. Plan Description and Significant Accounting Policies (continued)

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Withdrawals and Payments of Benefits

A participant’s account, less any loans outstanding, is distributed in a lump sum upon retirement. Benefits are also payable upon a participant’s termination, death or total or permanent disability, at the election of the participant or their beneficiary, in a lump sum. In addition, hardship withdrawals are permitted if certain criteria are met. Benefit distributions are recorded when paid.

Administrative Expenses

The majority of administrative expenses for the Plan are paid directly by the Company.

Plan Termination

The Company has the right at any time to terminate the Plan. Upon termination, the Plan’s net assets available for benefits after Plan expenses will be distributed to each participant according to their vested account balance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

1. Plan Description and Significant Accounting Policies (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and losses. Allocations are based on participant earnings, losses or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

2. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2002	2001
Merrill Lynch Equity Index Trust 1	$–	$16,350,178
Merrill Lynch Retirement Preservation Trust	–	7,253,267
Merrill Lynch Global Allocation Fund A	–	10,116,337
AIM Equity Constellation Fund	–	7,036,350
Merrill Lynch BD Core Bond A	–	3,150,324
PIMCO Total Return Fund–Administrative Class	4,274,286	–
Fidelity Growth Company Fund	6,293,713	–
Fidelity Diversified International Fund	8,674,016	–
Fidelity Managed Income Portfolio II Class I	8,644,351	–
Fidelity Spartan U.S. Equity Index Fund	12,722,621	–

For the year ended December 31, 2002, the Plan’s investments, including gains and losses on investments purchased, sold, and held during the year, depreciated in fair value as determined by quoted market prices as follows:

Shares of registered investment companies	$(4,602,803)
Common collective trusts	(2,172,393)
Common stock	(131,721)

$(6,906,917)

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 28, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter and a new determination letter has been requested. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Party-in-Interest Transactions

Certain Plan investments are shares of mutual and trust funds managed by Fidelity, therefore, such transactions qualify as party-in-interest.

The Plan held investments in AmerisourceBergen securities with a fair value of $913,264 and $1,106,966 as of December 31, 2002 and 2001, respectively. Dividends of approximately $1,543 were received during the year ended December 31, 2002.

The Company paid the majority of the administrative expenses of the Plan for the year ended December 31, 2002.

PharMerica, Inc. 401(k) Profit Sharing Plan

EIN: 74-2019242 Plan No.: 002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
*	Fidelity Magellan Fund	Mutual Fund	$98,696
*	Fidelity Growth Company Fund	Mutual Fund	6,293,713
*	Fidelity Low-Priced Stock Fund	Mutual Fund	186,596
*	Fidelity Diversified International Fund	Mutual Fund	8,674,016
*	Fidelity Mid-Cap Stock Fund	Mutual Fund	82,380
*	Fidelity Freedom Income Fund	Mutual Fund	14,200
*	Fidelity Freedom 2000 Fund	Mutual Fund	48,866
*	Fidelity Freedom 2010 Fund	Mutual Fund	94,379
*	Fidelity Freedom 2020 Fund	Mutual Fund	561,657
*	Fidelity Freedom 2030 Fund	Mutual Fund	45,757
*	Fidelity Freedom 2040 Fund	Mutual Fund	11,359
*	Fidelity Spartan U.S. Equity Index Fund	Mutual Fund	12,722,621
	PIMCO Total Return Fund – Administrative Class	Mutual Fund	4,274,286
	Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio–Class B	Mutual Fund	37,346
	The Oakmark Select Fund	Mutual Fund	279,474
	Washington Mutual Investors Fund – Class A	Mutual Fund	140,737
*	Fidelity Managed Income Portfolio II Class I	Common Collective Trust Fund	8,644,351
*	AmerisourceBergen Corporation Stock Fund	Common Stock	913,264
*	Participant loans	Interest rates ranging from 5.75% to 10.5%	1,102,222

			$44,225,920

*	Indicates a party-in-interest to the Plan.

    Note: Cost information has not been presented as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PharMerica, Inc. 401(k) Profit Sharing Plan

By:	/s/ JOHN M. LANIER
John M. Lanier
Vice President, Controller PharMerica, Inc.

June 30, 2003